EXHIBIT 99.1

For Immediate Release 22-14-TR	Date:	February 23, 2022

Teck Announces Director Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that three additional independent directors have been appointed to the Board. Mr. Masaru Tani was appointed effective December 17, 2021 and Mr. Paul Schiodtz and Ms. Sarah Strunk have been appointed effective February 23, 2022.

Masaru Tani has held various positions with Sumitomo Metal Mining Co., Ltd. since 1984 and is currently Qualified Executive of Sumitomo Metal Mining Co., Ltd and the President of Sumitomo Metal Mining Canada Ltd. and based in Vancouver. He replaced Mr. Eiichi Fukuda, who retired effective December 2, 2021. Teck would like to thank Mr. Fukuda for his many contributions during his years of service on the Board.

Sarah Strunk is Chair of the Board of Directors of the law firm Fennemore Craig, where she has represented numerous clients in the mining and natural resource industry over the past three decades. She practices business and finance law, with an emphasis on mergers and acquisitions, corporate governance, international sales contracts, and exploration projects. Ms. Strunk was previously Corporate Counsel to the copper and molybdenum division of Cyprus Amax Minerals Company. She has served on the Board of the Arizona Mining Association and was a trustee of the Rocky Mountain Mineral Law Foundation. Ms. Strunk is based in Coronado, California.

Paul Schiodtz is Chairman of the Board of Directors of the Asociacion Chilena de Seguridad, the largest worker health and safety organization in Chile. He has worked as an executive in the forestry, methanol and mining industries in Chile, the United States and Canada. He is a council member of the Sociedad de Fomento Fabril and the former Chair of the Chile-Canada Chamber of Commerce and the Chilean Chemical Industry Association. Mr. Schiodtz is based in Santiago, Chile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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